Exhibit 99.1

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

for the Three and Six Months Ended
June 30, 2015

(expressed in U.S. Dollars, except where noted)

NOTICE TO READER

The accompanying unaudited interim consolidated financial statements of Xtra-Gold Resources Corp. (the "Company") have been prepared by and are the responsibility of management. The unaudited condensed interim consolidated financial statements have not been reviewed by the Company's auditors.

INDEX TO FINANCIAL STATEMENTS

These financial statements should be read in conjunction with the annual consolidated financial statements and accompanying notes included in the Company’s annual consolidated financial statements for the year ended December 31, 2014.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars)
(unaudited)
AS AT

	June 30, 2015	Dec. 31, 2014

ASSETS
Current
Cash and cash equivalents	$737,465	$850,736
Investment in trading securities, at fair value cost of $662,410 (December 31, 2014 - $710,297) (Note 4)	57,577	81,012

Receivables and other assets	101,019	103,047
Inventory	107,792	89,938
Total current assets	1,003,853	1,124,733

Restricted cash (Note 7)	221,322	221,322
Equipment (Note 5)	559,630	632,735
Mineral properties (Note 6)	734,422	734,422
TOTAL ASSETS	$2,519,227	$2,713,212

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$233,653	$230,798
Asset retirement obligation (Note 7)	123,431	96,395
Total current liabilities	357,084	327,193
Total liabilities	357,084	327,193

Stockholders’ equity
Capital stock (Note 8)
Authorized - 250,000,000 common shares with a par value of $0.001 Issued and outstanding 45,726,017 common shares (December 31, 2014 – 45,811,417 common shares)	45,726	45,811
Additional paid in capital	30,980,887	30,990,260
Deficit	(1,427,764)	(1,427,764)
Deficit accumulated during the exploration stage	(26,474,807)	(26,247,372)

Total Xtra-Gold Resources Corp. stockholders’ equity	3,124,042	3,360,935
Non-controlling interest	(961,899)	(974,916)

Total stockholders’ equity	2,162,143	2,386,019

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,519,227	$2,713,212

History and organization of the Company (Note 1)	APPROVED ON BEHALF OF THE BOARD
Continuance of operations (Note 2)
Contingency and commitments (Note 12)

“Peter Minuk”	“James Schweitzer”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in U.S. Dollars)
(unaudited)

	Three Month	Three Month	Six Month	Six Month
	Period Ended	Period Ended	Period Ended	Period Ended
	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014
EXPENSES
Amortization	$36,552	$47,019	$73,105	$94,039
Exploration	79,905	111,226	159,659	273,426
General and administrative	100,772	202,673	177,977	321,934
Option receipts in excess of property value	—	—	—	—
Write-off of mineral property	—	—	—	—
LOSS BEFORE OTHER ITEMS	(217,229)	(360,918)	(410,741)	(689,399)

OTHER ITEMS
Foreign exchange gain (loss)	(51,834)	76,465	(74,240)	51,197
Interest expense	(2,689)	(2,929)	(4,948)	(4,464)
Realized gain (loss) on sales of trading securities	(8,306)	275	(8,306)	2,933
Net unrealized gain (loss) on trading securities	4,933	21,420	(8,074)	28,717
Other income	1,793	7,099	4,039	7,099
Recovery of gold	240,674	(46,026)	287,852	39,215
Warrant recovery (expense) (Note 8)	—	992	—	992
	184,571	57,296	196,323	125,689

Consolidated income (loss) for the period	(32,658)	(303,622)	(214,418)	(563,710)

Net (income) loss attributable to non-controlling interest	(12,012)	10,478	(13,017)	15,494
Net income (loss) attributable to Xtra-Gold Resources Corp.	$(44,670)	$(293,144)	$(227,435)	$(548,216)

Basic and diluted income (loss) attributable to common stockholders per common share	$(0.00)	$(0.01)	$(0.00)	$(0.01)

Basic and diluted weighted average number of common shares outstanding	45,726,417	45,994,598	45,735,809	46,126,934

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars)
(unaudited)

	Three Month	Three Month	Six Month	Six Month
	Period Ended	Period Ended	Period Ended	Period Ended
	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the period	$(32,658)	$(303,622)	$(214,418)	$(563,710)
Items not affecting cash:
Amortization	36,552	47,019	73,105	94,039
Accretion of asset retirement obligation	3,850	4,000	27,036	8,000
Stock-based compensation	—	79,792	—	105,380
Warrants expense (gain)	—	(992)	—	(992)
Option receipts in excess of property value	—	—	—	—
Unrealized foreign exchange gain (loss)	(970)	(3,788)	5,660	862
Realized gain on sale of trading securities	8,306	(275)	8,306	(2,933)
Purchase of trading securities	—	(8,898)	—	(20,776)
Proceeds on sale of trading securities	1,395	—	1,395	19,083
Unrealized loss on trading securities	(4,933)	(21,420)	8,074	(28,717)
Changes in non-cash working capital items:
(Increase) decrease in receivables and other	42,681	—	2,028	270,884
(Increase) decrease in inventory	44,809	—	(17,854)	—
Increase (decrease) in accounts payable and accrued liabilities	36,481	(86,887)	2,855	(112,250)
Net cash provided by (used in) operating activities	135,513	(295,071)	(103,813)	(231,130)

CASH FLOWS FROM FINANCINGACTIVITIES
Repurchase of capital stock	—	(117,283)	(9,458)	(122,041)
Issuance of capital stock, net of financing costs	—	—	—	—
Net cash provided by financing activities	—	(117,283)	(9,458)	(122,041)

CASH FLOWS FROM INVESTING ACTIVITIES
Restricted cash	—	—	—	—
Option payment received	—	—	—	—
Net cash provided by (used in) investing activities	—	—	—	—
Change in cash and cash equivalents during the period	135,513	(412,354)	(113,271)	(353,171)
Cash and cash equivalents, beginning of the period	601,952	1,364,464	850,736	1,305,281
Cash and cash equivalents, end of the period	$737,465	$952,110	$737,465	$952,110

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Expressed in U.S. Dollars)
(unaudited)

					Deficit
	Common Stock				Accumulated
			Additional		During the	Non-
	Number		Paid in		Exploration	Controlling
	of Shares	Amount	Capital	Deficit	Stage	Interest	Total

Balance, December 31, 2012	46,539,917	$46,540	$31,070,399	$(1,427,764)	$(24,811,380)	$(972,909)	$3,904,886

Stock-based compensation	—	—	58,055	—	—	—	58,055

Repurchase of shares	(276,000)	(276)	(110,270)	—	—	—	(110,546)

Loss for the year	—	—	—	—	(742,093)	(8,849)	(750,942)

Balance, December 31, 2013	46,263,917	$46,264	$31,018,184	$(1,427,764)	$(25,553,473)	$(981,758)	$3,101,453

Stock-based compensation	—	—	108,302	—	—	—	108,302

Repurchase of shares	(452,500)	(453)	(136,226)	—	—	—	(136,679)

Loss for the year	—	—	—	—	(693,899)	6,842	(687,057)

Balance, December 31, 2014	45,811,417	$45,811	$30,990,260	$(1,427,764)	$(26,247,372)	$(974,916)	$2,386,019

Stock-based compensation	—	—	—	—	—	—	—

Repurchase of shares	(85,000)	(85)	(9,373)	—	—	—	(9,458)

Loss for the year	—	—	—	—	(227,435)	13,017	(214,418)

Balance, June 30, 2015	45,726,417	$45,726	$30,980,887	$(1,427,764)	$(26,474,807)	$(961,899)	$2,162,143

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2015

1.	HISTORY AND ORGANIZATION OF THE COMPANY

Silverwing Systems Corporation (the “Company”), a Nevada corporation, was incorporated on September 1, 1998. On June 23, 1999, the Company completed the acquisition of Advertain On-Line Canada Inc. (“Advertain Canada”), a Canadian company operating in Vancouver, British Columbia, Canada. The Company changed its name to Advertain On-Line Inc. (“Advertain”) on August 19, 1999. Advertain Canada’s business was the operation of a web site, “Advertain.com”, whose primary purpose was to distribute entertainment advertising on the Internet.

In May 2001, the Company, being unable to continue its funding of Advertain Canada’s operations, decided to abandon its interest in Advertain Canada. On June 15, 2001, the Company sold its investment in Advertain Canada back to Advertain Canada’s original shareholder. On June 18, 2001, the Company changed its name from Advertain to RetinaPharma International, Inc. (“RetinaPharma”) and became inactive.

In 2003, the Company became a resource exploration company. On October 31, 2003, the Company acquired 100% of the issued and outstanding common stock of Xtra-Gold Resources, Inc. (“XGRI”). XGRI was incorporated in Florida on October 24, 2003. On December 19, 2003, the Company changed its name from RetinaPharma to Xtra-Gold Resources Corp.

In 2004, the Company acquired 100% of the issued and outstanding capital stock of Canadiana Gold Resources Limited (“Canadiana”) and 90% of the issued and outstanding capital stock of Goldenrae Mining Company Limited (“Goldenrae”). Both companies are incorporated in Ghana and the remaining 10% of the issued and outstanding capital stock of Goldenrae is held by the Government of Ghana.

On October 20, 2005, XGRI changed its name to Xtra Energy Corp. (“Xtra Energy”).

On October 20, 2005, the Company incorporated Xtra Oil & Gas Ltd. (“XOG”) in Alberta, Canada. This subsidiary was struck from the records in 2014.

On December 21, 2005, Canadiana changed its name to Xtra-Gold Exploration Limited (“XG Exploration”).

On January 13, 2006, Goldenrae changed its name to Xtra-Gold Mining Limited (“XG Mining”).

On March 2, 2006, the Company incorporated Xtra Oil & Gas (Ghana) Limited (“XOGG”) in Ghana.

On November 24, 2012, the Company changed its residency address from the USA to the British Virgin Islands.

2.	CONTINUANCE OF OPERATIONS

The Company is in the early stages of development and as is common with any exploration company, it raises financing for its exploration and acquisition activities. The Company has incurred a loss of $227,435 for the six month period ended June 30, 2015 and has accumulated a deficit during the exploration stage of $26,474,807. Results for the six month period ended June 30, 2015 are not necessarily indicative of future results. However, these losses raise substantial doubt about its ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company’s ability to raise additional capital and implement its business plan, which is typical for junior exploration companies. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Management of the Company (“Management”) is of the opinion that sufficient financing will be obtained from external financing and further share issuances to meet the Company’s obligations. At June 30, 2015, the Company has working capital of $646,769, which would not be sufficient to fund the required exploration programs for a period greater than 12 months. The Company’s discretionary exploration activities do have considerable scope for flexibility in terms of the amount and timing of exploration expenditure, and expenditures may be adjusted accordingly if required.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2015

3.	SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These consolidated financial statements have been prepared in conformity with generally accepted accounting principles of the United States of America (“US GAAP”).

Principles of consolidation

These consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, Xtra Energy (from October 31, 2003), XG Exploration (from February 16, 2004), XOG (from October 20, 2005) and XOGG (from March 2, 2006) and its 90% owned subsidiary, XG Mining (from December 22, 2004). All intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant areas requiring the use of estimates include the carrying value and recoverability of mineral properties, inputs used in the calculation of stock-based compensation and warrants, inputs used in the calculation of the asset retirement obligation, and the valuation allowance applied to deferred income taxes. Actual results could differ from those estimates, and would impact future results of operations and cash flows.

Cash and cash equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents. At June 30, 2015 and December 31, 2014 cash and cash equivalents consisted of cash held at financial institutions.

Receivables

No allowance for doubtful accounts has been provided. Management has evaluated all receivables and believes they are all collectible.

Recovery of gold

Recovery of gold and other income is recognized when title and the risks and rewards of ownership to delivered bullion and commodities pass to the buyer and collection is reasonably assured.

Trading securities

The Company’s trading securities are reported at fair value, with realized and unrealized gains and losses included in earnings.

Non-Controlling Interest

The consolidated financial statements include the accounts of XG Mining (from December 22, 2004). All intercompany accounts and transactions have been eliminated upon consolidation. The Company records a non-controlling interest which reflects the 10% portion of the earnings (loss) of XG Mining allocable to the holders of the minority interest.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2015

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Equipment

Equipment is recorded at cost and is being amortized over its estimated useful lives using the declining balance method at the following annual rates:

Furniture and equipment	20%

Computer equipment	30%

Vehicles	30%

Mining equipment	20%

Mineral properties and exploration and development costs

The costs of acquiring mineral rights are capitalized at the date of acquisition. After acquisition, various factors can affect the recoverability of the capitalized costs. If, after review, management concludes that the carrying amount of a mineral property is impaired, it will be written down to estimated fair value. Exploration costs incurred on mineral properties are expensed as incurred. Development costs incurred on proven and probable reserves will be capitalized. Upon commencement of production, capitalized costs will be amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves (which exclude non-recoverable reserves and anticipated processing losses). When the Company receives an option payment related to a property, the proceeds of the payment are applied to reduce the carrying value of the exploration asset.

Long-lived assets

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows related to the long-lived assets. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

Asset retirement obligations

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the long-lived assets. The Company also records a corresponding asset which is amortized over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying the obligation (asset retirement cost).

Stock-based compensation

The Company accounts for stock-based compensation under the provisions of ASC 718, “Compensation-Stock Compensation”. Under the fair value recognition provisions, stock-based compensation expense is measured at the grant date for all stock-based awards to employees and directors and is recognized as an expense over the requisite service period, which is generally the vesting period. The Black-Scholes option valuation model is used to calculate fair value.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2015

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Stock-based compensation (cont’d…)

The Company accounts for stock compensation arrangements with non-employees in accordance with ASC 718 which requires that such equity instruments are recorded at their fair value on the measurement date. The measurement of stock- based compensation is subject to periodic adjustment as the underlying equity instruments vest. Non-employee stock-based compensation charges are amortized over the vesting period on a straight-line basis. For stock options granted to non- employees, the fair value of the stock options is estimated using a Black-Scholes valuation model.

Warrants

The Company evaluates all of its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value using the appropriate valuation methodology and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations. The warrants are presented as a liability because they do not meet the criteria of Accounting Standard Codification (“ASC”) topic 480 for equity classification. Subsequent changes in the fair value of the warrants are recorded in the consolidated statement of operations.

Income taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under the asset and liability method the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion or all of the deferred tax asset will not be recognized.

Loss per share

Basic loss per common share is computed using the weighted average number of common shares outstanding during the period. To calculate diluted loss per share, the Company uses the treasury stock method and the if converted method. As of June 30, 2015, there were nil warrants and 2,210,000 stock options outstanding (December 31, 2014 - nil warrants and 2,426,000 stock options outstanding) which have not been included in the weighted average number of common shares outstanding as these were anti-dilutive.

Foreign exchange

The Company’s functional currency is the U.S. dollar. Any monetary assets and liabilities that are in a currency other than the U.S. dollar are translated at the rate prevailing at year end. Revenue and expenses in a foreign currency are translated at rates that approximate those in effect at the time of translation. Gains and losses from translation of foreign currency transactions into U.S. dollars are included in current results of operations.

Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, trading securities, receivables, accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments. The fair values of these financial instruments approximate their carrying values unless otherwise noted. The Company has its cash primarily in commercial banks in Toronto, Ontario, Canada.

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Fair value of financial assets and liabilities

The Company measures the fair value of financial assets and liabilities based on US GAAP guidance which defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements.

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor’s carrying amount or exchange amount.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income.

Financial instruments, including cash and cash equivalents, accounts payable and accrued liabilities are carried at cost, which management believes approximates fair value due to the short term nature of these instruments. Investments in trading securities are classified as held for trading, with unrealized gains and losses being recognized in income.

The following table presents information about the assets that are measured at fair value on a recurring basis as of March 31, 2015, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and included situations where there is little, if any, market activity for the asset.

			Significant
		Quoted Prices	Other	Significant
		in Active	Observable	Unobservable
	June 30,	Markets	Inputs	Inputs
	2015	(Level 1)	(Level 2)	(Level 3)

Assets:
Cash and cash equivalents	$737,465	$737,465	$—	$—
Restricted cash	221,322	221,322	—	—
Marketable securities	57,577	57,577	—	—
Total	$1,016,364	$1,016,364	$—	$—

The fair values of cash and cash equivalents and marketable securities are determined through market, observable and corroborated sources.

Concentration of credit risk

The financial instrument which potentially subjects the Company to concentration of credit risk is cash. The Company maintains cash in bank accounts that, at times, may exceed federally insured limits. As of June 30, 2015 and December 31, 2014, the Company has exceeded the federally insured limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts. The Company sells all gold recovered to one licensed export agent in Ghana. There is no contract in place and the Company is able to switch suppliers at its discretion.

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Recent accounting pronouncements

In June 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update(ASU) No. 2014 -10, “Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810,Consolidation”. This ASU does the following, among other things: a) eliminates the requirement to present inception-to-date information on the statements of income, cash flows, and shareholders' equity, b) eliminates the need to label the financial statements as those of a development stage entity, c) eliminates the need to disclose a description of the development stage activities in which the entity is engaged, and d) amends FASB ASC 275, “Risks and Uncertainties”, to clarify that information on risks and uncertainties for entities that have not commenced planned principal operations is required. The amendments in ASU No. 2014-10 related to the elimination of Topic 915 disclosures and the additional disclosure for Topic 275 are effective for public companies for annual and interim reporting periods beginning after December 15, 2014. Early adoption is permitted. The Company has evaluated this ASU and adopted beginning with the period ended December 31, 2014.

4.	INVESTMENTS IN TRADING SECURITIES

At June 30, 2015 and December 31, 2014, the Company held investments classified as trading securities, which consisted of various equity securities. All trading securities are carried at fair value. As of June 30, 2015, the fair value of trading securities was $57,577 (December 31, 2014 – $81,012).

5.	EQUIPMENT

		June 30, 2015
		Accumulated	Net Book
	Cost	Amortization	Value

Furniture and equipment	$8,358	$8,358	$—
Computer equipment	20,274	20,274	—
Exploration equipment	1,464,478	989,199	475,279
Vehicles	333,989	249,638	84,351
	$1,827,099	$1,267,469	$559,630

		December 31, 2014
		Accumulated	Net Book
	Cost	Amortization	Value

Furniture and equipment	$8,358	$8,358	$—
Computer equipment	20,274	20,274	—
Exploration equipment	1,464,478	930,979	533,499
Vehicles	333,989	234,753	99,236
	$1,827,099	$1,194,364	$632,735

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2015

6.	MINERAL PROPERTIES

	June 30,	December 31,
	2015	2014

Acquisition costs	$1,607,729	$1,607,729
Asset retirement obligation (Note 7)	8,133	8,133
Option payments received	(881,440)	(881,440)
Total	$734,422	$734,422

Kibi, Kwabeng and Pameng Projects

The Company holds an individual mining lease over the lease area of each of the Kibi Project, the Kwabeng Project and the Pameng Project, all of which are located in Ghana. Each of these mining leases grant the Company mining rights to produce gold in the respective lease areas until July 26, 2019 with respect to the Kwabeng and Pameng Projects, and until December 17, 2015 with respect to the Kibi Project (formerly known as the Apapam Project), the latter of which can be renewed for up to a further 30 year term on application and payment of applicable fees to the Minerals Commission of Ghana (“Mincom”). All gold production will be subject to a production royalty of the net smelter returns (“NSR”) payable to the Government of Ghana.

Banso and Muoso Projects

During the year ended December 31, 2010, the Company made an application to Mincom to convert a single prospecting license (“PL”) securing its interest in the Banso and Muoso Projects located in Ghana to a mining lease covering the lease area of each of these Projects. This application was approved by Mincom who subsequently made recommendation to the Minister of Lands, Forestry and Mines to grant an individual mining lease for each Project. Subsequent to the year ended December 31, 2010, the Government of Ghana granted two mining leases for these Projects dated January 6, 2011. These mining leases grant the Company mining rights to produce gold in the respective lease areas until January 5, 2025 with respect to the Banso Project and until January 5, 2024 with respect to the Muoso Project. These mining leases supersede the PL previously granted to the Company. Among other things, both mining leases require that the Company (i) pay the Government of Ghana a fee of $30,000 in consideration of granting of each lease (paid in the March 2011 quarter); (ii) pay annual ground rent of GH¢260.00 (USD$167) for the Banso Project and GH¢280.00 (USD$180) for the Muoso Project; (iii) commence commercial production of gold within two years from the date of the mining leases; and (iv) pay a production royalty to the Government of Ghana. The Company has filed for the necessary permits to commence work on the project. The permits were approved and work has commenced on the properties.

The Company executed a letter of intent (“LOI”) with Buccaneer Gold Corp. (“Buccaneer”), formerly Verbina Resources Inc., a company related by two directors in common, on July 21, 2010 whereby Buccaneer could acquire an undivided 55% interest in the Company’s interest in the mineral rights of the Company’s Banso and Muoso concessions (“Concessions”). On January 21, 2011, the terms of the agreement were amended.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2015

6.	MINERAL PROPERTIES (cont’d…)

Pursuant to the 2011 LOI, Buccaneer can acquire a 55% legal and beneficial interest in the Company’s interest in the mineral rights of the Concessions (the “55% Interest”) pursuant to the following terms: Buccaneer shall (i) provide the Company, by February 28, 2011, with notice of its satisfactory completion of due diligence of the Concessions (provided on January 21, 2011), and receipt of regulatory acceptance by the TSX Venture Exchange of the 2011 LOI (received on February 16, 2011) (the “Effective Date”); (ii) make a cash payment to the Company of $425,000 consisting of $100,000 upon the Effective Date and $325,000 within 90 days of the Effective Date (received); (iii) issue 1,000,000 fully paid and non-assessable common shares of Buccaneer to the Company upon the Effective Date ( issuedin the March 2011 quarter); ( iv) incur a total of $4,425,000 in exploration expenditures on the Concessions within five (5) years of the Effective Date with $500,000 to be incurred in the first year (completed) from the Effective Date and $1,000,000 in each year thereafter, except that in the final year the exploration expenditures shall be a minimum of $925,000; and (v) pay to the Company $300,000 in connection with a Versatile Time-domain Electromagnetic (“VTEM”), Magnetic and Radiometric survey to be flown over the Concessions by the Company, which payment shall be credited toward the $500,000 in exploration expenditures referred to above in subparagraph (iv). In 2013, Buccaneer ceased all activity at the Concession. At the time and in certain disclosures thereafter, the Company reported that it granted Buccaneer a two year extension to complete its obligation to incur the $4.5 million in exploration expenditures. The Company further reported that Buccaneer had acquired a 55% interest in the alluvial rights relating to the Banso and Muoso projects by making a payment of $50,000 to the Company. The Company has been unable to locate any record of any such extension agreement or alluvial sales agreement or payment in respect thereof, and questions the validity/existence of the same. The circumstances of the reported extension and alluvial sales agreement, and disclosure made by the Company of same, are now under a review by the Company.

Additionally, the Company reported on July 24, 2015, that Buccaneer filed an action in the Ontario Superior Court of Justice against the Company and Mark McGinnis (the “Action”). In the Action, Buccaneer alleges that in July, 2010, Buccaneer and the Company entered into a letter of intent to option the Company’s Banso and Muoso prospecting licenses in Ghana leading to a joint venture between the parties. Buccaneer also alleges that pursuant to the said joint venture, Buccaneer acquired an immediate 55% undivided interest in the alluvial mining rights of the Company’s Banso and Muoso Concessions ( the “Concessions”) at the time of the agreement was reached and paid $50,000 for those rights. The Action claims against the defendants damages for breach of contract and breach of fiduciary duty and for an accounting of profits from the sale of alluvial gold recovered from the Concessions. Buccaneer seeks damages in the amount of $5,000,000 plus further amounts and costs to be determined at trial.

The Company believes the claims in the Action are without merit and will vigorously defend the unfounded claims in the event they are raised in an appropriate forum. It is the Company’s position that the matters in issue in the Action are subj ect to an arbitration agreement and that the Action is not properly before the Ontario court, and the Company intends to seek an order of the Ontario Superior Court of Justice staying the Action. In respect of the allegation in the Action by Buccaneer that it acquired an immediate 55% interest in the alluvial rights to the Concessions, the Company has been unable to locate any record of such alluvial sales agreement or payment in respect thereof, and questions the validity/existence of the same. The Company is reviewing the circumstances of the disclosure made by the Company in respect of an alleged agreement relating to alluvial rights to the Concessions.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2015

6.	MINERAL PROPERTIES (cont’d…)

Mining lease and prospecting license commitments

The Company is committed to expend, from time to time fees payable (a) to the Minerals Commission for: (i) an extension of an expiry date of a prospecting license (currently $15,000 for each occurrence); (ii) a grant of a mining lease (currently $100,000); (iii) an extension of a mining lease (currently $100,000); (iv) annual operating permits; and (v) the conversion of a reconnaissance license to a prospecting license (currently $20,000); (b) to the Environmental Protection Agency (“EPA”) (of Ghana) for: (i) processing and certificate fees with respect to EPA permits; (ii) the issuance of permits before the commencement of any work at a particular concession; or (iii) the posting of a bond in connection with any mining operations undertaken by the Company; (c) for a legal obligation associated with our mineral properties for clean up costs when work programs are completed; and (d) an aggregate of less than $500 in connection with annual ground rent and mining permits to enter upon and gain access to the areas covered by the Company’s mining leases and future reconnaissance and prospecting licenses and such other financial commitments arising out of any approved exploration programs in connection therewith.

7.	ASSET RETIREMENT OBLIGATION

		December 31,
	June 30, 2015	2014

Balance, beginning of period	$96,395	$203,395
Change in obligation	27,036	(123,000)
Accretion expense	—	16,000
Balance, end of period	$123,431	$96,395

The Company has a legal obligation associated with its mineral properties for clean up costs when work programs are completed.

The undiscounted amount of cash flows, required over the estimated time of reclamation of the underlying assets, to settle the obligation, adjusted for inflation, is estimated at $123,431 (2014 - $96,395). The revised 2015 amount is expected to be settled within the current year prior to further development of the projects. The change in estimate was based on actual historical reclamation costs per acre of land and acres to be reclaimed. It is expected that this obligation will be funded from general Company resources at the time the costs are incurred. The Company has been required by the Ghanaian government to post a bond of US$221,322 which has been recorded in restricted cash.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2015

8.	CAPITAL STOCK Cancellation of shares

During the year ended December 31, 2012, a total of 68,300 common shares were re-purchased for $54,831 and cancelled.

During the year ended December 31, 2013, a total of 276,000 common shares were re-purchased for $110,546 and cancelled.

During the year ended December 31, 2014, a total of 452,500 common shares were re-purchased for $136,679 and cancelled.

During the six month period ended June 30, 2015, a total of 85,000 common shares were re-purchased for $9,458 and cancelled.

Issuance of shares

In December 2012, the Company issued 1,929,000 units at CAD$0.85 per unit for gross proceeds of $1,660,025. A cash commission of $126,324 was paid in relation to this financing. Each unit was comprised of one common share and one-half common share purchase warrant. Each full warrant is convertible into a common share of the Company at the rate of CAD$1.00 per share for a period of two years, expiring December 21, 2014.

Stock options

At June 30, 2011, the Company adopted a new 10% rolling stock option plan (the “2011 Plan”) and cancelled the 2005 equity compensation plan. Pursuant to the 2011 Plan, the Company is entitled to grant options and reserve for issuance up to 10% of the shares issued and outstanding at the time of grant. The terms and conditions of any options granted, including the number and type of options, the exercise period, the exercise price and vesting provisions, are determined by the Compensation Committee which makes recommendations to the board of directors for their approval. The maximum term of options granted cannot exceed 10 years.

The TSX’s rules relating to security-based compensation arrangements require that every three years after the institution of a security-based compensation arrangement which does not have a fixed maximum aggregate of securities issuable, all unallocated options must be approved by a majority of the Company’s directors and by the Company’s shareholders. The Board approved all unallocated options under the Option Plan on March 26, 2014 which was approved by the Company’s shareholders at the annual and special meeting held on June 19, 2014.

At June 30, 2015, the following stock options were outstanding:

Number of	Exercise	Expiry Date
Options	Price

324,000	CDN$0.50	May 1, 2016
270,000	CDN$0.50	March 5, 2017
162,000	CDN$0.50	March 12, 2017
108,000	CDN$0.50	January 25, 2020
228,000	CDN$0.50	June 1, 2020
90,000	CDN$0.50	July 1, 2020
130,000	CDN$0.50	March 1, 2021
108,000	CDN$0.50	June 10, 2021
682,000	CDN$0.50	December 31, 2022
108,000	CDN$0.50	June 19, 2024

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2015

8.	CAPITAL STOCK (cont’d...) Stock options (cont’d…)

Stock option transactions and the number of stock options outstanding are summarized as follows:

	June 30, 2015		December 31, 2014
		Weighted		Weighted
	Number	Average		Average
	of	Exercise	Number of	Exercise
	Options	Price	Options	Price

Outstanding, beginning of period	2,426,000	$0.43	2,489,000	$1.03
Granted	—	—	108,000	$0.43
Exercised	—	—	—	—
Cancelled/Expired	(216,000)	0.43	(171,000)	1.90

Outstanding, end of period	2,210,000	$0.43	2,426,000	$0.43

Exercisable, end of period	2, 210,000	$0.43	2,426,000	$0.43

The aggregate intrinsic value for options vested as of June 30, 2015 and December 31, 2014 is approximately $nil and for total options outstanding is approximately $nil. The weighted average contractual term of stock options outstanding and exercisable as at June, 2015 is 4.77 years (December 31, 2014 - 5.05 years).

The fair value of stock options granted, vested, and modified during the period ended June 30, 2015 was $nil (December 31, 2014 - $108,302) which has been included in general and administrative expense.

During the year ended December 31, 2014, 2,147,000 options previously granted to insiders of the Company and 171,000 options previously granted to non-insiders of the Company were re-priced to $0.43 (CAD$0.50), resulting in a charge of $59,304 during the year.

The following assumptions were used for the Black-Scholes valuation of stock options granted during the periods ended June 30, 2015 and December 31, 2014:

	2015	2014

Risk-free interest rate	—	1.75%
Expected life	—	7.5 years
Annualized volatility	—	95.00
Dividend rate	—	—

The weighted average fair value of options granted in 2015 was $nil (2014 was $0.17) .

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2015
8.	CAPITAL STOCK (cont’d...)

Stock options (cont’d…)

The following assumptions were used for the Black-Scholes valuation of stock options amended during the periods ended June 30, 2015 and December 31, 2014:

	2015	2014

Risk-free interest rate	—	1.25%
Expected life	—	5.0 years
Annualized volatility	—	45.00
Dividend rate	—	—

Warrants

At June 30, 2015 and December 31, 2014, no warrants were outstanding. A total of 964,500 warrants expired unexercised during 2014.

Warrant transactions and the number of warrants outstanding are summarized as follows:

	2015			2014

Balance, beginning of year	—	—	964,500	CAD$	1.00
Issued	—	—	—
Exercised	—	—	—
Expired	—	—	(964,500)	CAD$	1.00
Balance, end of year	—		—

Under US GAAP when the strike price of the warrants is denominated in a currency other than an entity's functional currency, the warrants would not be considered indexed to the entity’s own stock, and would consequently be considered to be a derivative liability. The common share purchase warrants described above are denominated in CAD dollars and the Company’s functional currency is the US dollar. As a result, the Company determined that these warrants are not considered indexed to the Company’s own stock and characterized the fair value of these warrants as derivative liabilities upon issuance. The derivative will be subsequently marked to market through income.

The Company determined that the fair value of the warrant liability at December 31, 2014 to be $nil (December 31, 2013 -$992, December 31, 2012 - $339,589). The fair value of the warrants has been estimated at December 31, 2013 using the Black-Scholes Options Pricing Model, using a volatility of 30%, risk free interest rate of 0.102%, expected life of 6 months, and a dividend yield of Nil.

The value at issuance was determined to be $275,735 based upon a Black-Scholes Options Pricing Model calculation. The fair value of the warrants has been initially estimated at December 21, 2012 using the Black-Scholes Options Pricing Model, using a volatility of 95%, risk free interest rate of 1.25%, expected life of 18 months, and a dividend yield of Nil. The Company recorded the full value of the derivative as a liability at issuance and recognized the amount as financing expense in the consolidated statement of operations. At December 31, 2014, the fair value of the warrant liability was valued at $nil due to expiry (December 31, 2013 - $992, December 31, 2012 - $339,589) and the fair value adjustment was recognized in the consolidated statement of operations.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2015

9.	RELATED PARTY TRANSACTIONS

During the periods ended June 30, 2015 and June 30, 2014 the Company entered into the following transactions with related parties:

	June 30,	June 30,
	2015	2014

Consulting fees paid or accrued to officers or their companies	$236,776	$200,642
Directors’ fees	4,857	8,793

Stock option grants to officers and directors	—	108,000
Stock option grant price range	$—	CAD$0.50

Of the total consulting fees noted above in 2015, $82,842 (2014 - $62,390) was payable by the Company to a private company of which a related party is a shareholder and director and is entitled to receive 50% of this amount. An amount of $52,842 in 2015 (2014 - $7,170) was payable to the private company of which a related party is entitled to 50% of this amount. A further balance of $10,000 at June 30, 2015 and December 31, 2014 remains payable to this related party.

As at June 30, 2015, $97,493 (December 31, 2014 - $97,493) was due from Buccaneer for services performed by the Company during the periods.

A total of 2,147,000 stock options previously granted to related parties were amended in 2014 by re-pricing these options to CAD$0.50 per share.

10.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	June 30,	June 30,
	2015	2014

Cash paid during the period for:
Interest	$4,948	$4,464
Income taxes	$—	$—

10.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (cont’d…)

There were no significant non-cash transactions during the periods ended June 30, 2015 or December 31, 2014.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2015

11.	SEGMENTED INFORMATION

The Company has one reportable segment, being the exploration and development of resource properties. Geographic information is as follows:

	June 30,	December 31,
	2015	2014

Cash and restricted cash:
Canada	$547,454	$704,973
Ghana	411,333	367,086
Total cash and restricted cash	958,787	1,072,059
Capital assets
Canada	—	—
Ghana	1,294,052	1,367,157
Total capital assets	1,294,052	1,367,157
Total	$2,252,839	$2,439,216

12.	CONTINGENCY AND COMMITMENTS

a)

The Company leases 881 square feet for its corporate office located at Suite 902, 357 Bay Street, Toronto, Ontario. The lease has a 60 month term commencing November 1, 2012, at approximately CAD$3,667 (US$2,934) per month.

b)

In late 2009, the Government of Ghana announced an increase in the gross overriding royalty (“GOR”) required payable by all mining companies in the country from 3% to 5%. The industry standard remained at 3% due to stability agreements which were in place with a number of companies. From the commencement of gold recovery in July 2010 to September 2010, the Company paid the GOR at 5% and as of October 2010, the Company began to pay the GOR at 3% until July 1, 2011 when the Company again paid the royalty at 5%. As a result of this decision, there is a potential unrecorded liability of $84,300 related to 2010 activities and a recorded liability of $120,000 related to 2011 activities. Although the Company believes it is unlikely that these amounts will become payable a provision has been recorded due to the uncertainty of the timing of the increase.

c)

There was a theft of cash totaling $130,000 during the year ended December 31, 2013. The Company is actively pursuing the return of these funds by working with the appropriate authorities. Since the outcome of any recovery is currently not reasonably measurable, the Company has expensed these amounts. In the event that resolution of the dispute results in a recovery, the Company will recognize the recovery in the period that the final determination of the amount is made.

d)

During the year ended December 31, 2014, the Company received environmental permits for its Banso and Muoso properties. These permits are subject to environmental bonds of $385,000 and $327,000 being posted within the year ended December 31, 2015. Should the bonds not be posted, the Company could lose the permits. The Company is currently negotiating the final balance of the environmental bonds to be posted.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2015

12.	CONTINGENCY AND COMMITMENTS (cont’d…)

e)

The Office of the Administrator of Stool Lands in Ghana has attempted to retroactively raise land rents on the Company’s properties from less than $10,000 annually to over $300,000 annually from fiscal 2012. The C ompany disputes the increase and has responded by challenging the legality of the notices as prescribed by the Minister for Lands and Natural Resources as required by the Mineral and Mining Act 2006.

13.	SUBSEQUENT EVENT NOTE

On July 3, 2015 the TSX approved the Company’s plan to re-price certain stock options to CAD$0.15 and CAD$0.225 per share. A non-cash expense in the third quarter of 2015 will result from this re-pricing.